RECEIVED

2008 MAY -5 A 9:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

08002315

Securities and Exchange Commission
Division of Corporation Finance
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

15 April 2008

SUPPL

Re: Mobistar N.V./S.A. 12g3-2(b) File No. 82 - 4965

Ladies and Gentlemen:

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b).
The first page of each separate item of information indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours sincerely,

PROCESSED
MAY 12 2008
THOMSON REUTERS

Johan Van den Cruijce
Corporate Affairs Manager

Enclosures
cc: Corey Chivers
Weil, Gotshal & Manges

Mobistar NV/SA
A. Reyerslaan 70 Boulevard A. Reyers | Brussel 1030 Bruxelles
TEL +32 (2) 745 71 11 | FAX +32 (2) 745 70 00
Fortis 210-0233334-04 | IBAN BE10 2100 2333 3404 | BIC: GEBABEBB
BTW-TVA BE 0456.810.810 | RPR-RPM Brussel-Bruxelles | www.mobistar.be

Summary of the Shareholding statement relating to Mobistar

In accordance with the applicable regulations, the shareholding statement was made by a certain shareholder of Mobistar to the latter and the Banking, Finance and Insurance Commission, and Mobistar forwarded the statement to Euronext.

The statement is made by AXA SA.

This subsequent statement is made further to the disposal of shares in Mobistar by AXA SA (on behalf of its subsidiaries).

On 7 April 2008, based on Mobistar having issued 63,291,752 voting rights relating to its shares (the "Voting Rights") :

- AXA SA holds (on behalf of its subsidiaries) 4.81 % of the Voting Rights.

CHAPITRE Ier DE LA LOI DU 2 MARS 1989

Formulaire B : déclaration subséquente de participation dans une société cotée, par suite d'une modification de quotité ou d'une mise à jour[1]

0. A adresser à :

- la société cotée visée
- Commission bancaire, financière et des assurances
  Contrôle de l'information et des marchés financiers
  A l'attention de M. G. Delaere
  Rue du Congrès 12-14, 1000 BRUXELLES
  fax : +32(2)220.59.03 - e-mail : fmi.fin@cbfa.be

1. Nom de la société visée : MOBISTAR

2. Données relatives à la personne établissant la déclaration[2] ~~en qualité de déclarant intervenant pour son propre compte / en qualité de déclarant intervenant pour le compte d'autrui~~[3] / comme mandataire[4]

a) *personne physique*

~~nom + prénom~~	....
~~adresse~~	....
	....
~~tél. (facultatif)~~	....

b) *personne morale*

forme juridique + dénomination	AXA S.A.
siège social	25, avenue Matignon 75008 Paris - France
tél.	+33 1 44 45 99 90
fax	+33 1 44 45 78 40
nom et qualité du signataire de la déclaration	Claire Juillard, AXA Investment Managers Paris

3. Eléments constitutifs de la déclaration

Remarque préliminaire

Lorsque la déclaration est opérée par des personnes liées ou agissant de concert, les tableaux I et II seront complétés autant de fois que nécessaire :

- d'abord pour chacune de ces personnes *séparément*, même si aucune d'elles n'atteint à elle seule l'un des seuils prévus par la loi (cf. art. 8, § 1er, 3°, de l'A.R. du 10 mai 1989)[5] ;
- ensuite pour *l'ensemble* des personnes liées ou agissant de concert (cf. art. 2, § 1er et 2, de la loi du 2 mars 1989).

---

[1] Ces notions sont définies respectivement à l'article 8, § 2 et l'article 8, § 4 de l'A.R. du 10 mai 1989.
[2] Biffer la(les) mention(s) inutile(s).
[3] C.à.d. lorsqu'un tiers détient des droits pour le compte d'une autre personne.
[4] Chaque fois qu'une personne tenue à déclaration désigne une autre personne pour s'acquitter de son obligation de déclaration.
[5] Sauf s'il s'agit de personnes physiques agissant de concert dont aucune ne possède un nombre de titres auquel sont attachés 5 % ou plus des droits de vote existants : celles-ci peuvent faire une déclaration commune, sans indication des détenteurs individuels (art. 2, § 3, alinéa 2, de la loi du 2 mars 1989).

Tableau I : données générales

Nom de la société visée	MOBISTAR
~~Droits détenus par~~/ pour compte de[1] (biffer la mention inutile)	Filiales d'AXA S.A.
lié(e) à	AXA S.A.
agissant de concert avec	
Date de réalisation de la situation donnant lieu à déclaration	07/04/2008
Sources relatives au dénominateur	Site internet MOBISTAR - Informations investisseurs

[1] Lorsqu'un tiers détient des droits pour compte d'autrui.

* Pour les personnes physiques : nom et prénom + adresse. Pour les personnes morales : forme juridique, dénomination sociale et adresse du siège social.

Tableau II : calcul de la quotité

	déclaration précédente		modification en + ou en -	nouvelle déclaration	
	numérateur	% [2]	numérateur	numérateur	%
1. **Droits de vote effectifs** afférents à des titres • représentatifs du capital • non représentatifs du capital	3 206 974	5,07%	- 163 308	3 043 666	4,81%
2. **Droits de vote futurs**, potentiels ou non, résultant de • droits et engagements à la conversion en ou à la souscription de titres à émettre, à savoir : ◊ conversion d'obligations ◊ conversion de prêts ◊ exercice de warrants ◊ autres : option sur actions					
• droits et engagements à l'acquisition de titres émis, à savoir : ◊ options ◊ warrants portant sur des titres émis ◊ engagements résultant d'un contrat ◊ autres (à détailler le cas échéant)					
Total	3 206 974	5,07%	- 163 308	3 043 666	4,81%
<u>Pour mention</u> Droits et engagements à la conversion en, à la souscription ou à l'acquisition de titres, assortis de clauses conditionnelles, à savoir : • conversion d'obligations • exercice de warrants • autres (à détailler le cas échéant)					

Pour les droits ou engagements desquels peuvent résulter des droits de vote futurs : délais ou périodes d'exercice
(Type + délais/périodes)

[2] Le calcul du pourcentage s'effectue sur base du dénominateur utilisé dans la déclaration précédente.

4. Description du dénominateur

1. Droits de vote effectifs afférents à des titres • représentatifs du capital • non représentatifs du capital	 63 291 752
2. Droits de vote futurs, potentiels ou non, résultant de droits et engagements à la conversion en ou à la souscription de titres à émettre, à savoir : ◊ conversion d'obligations ◊ conversion de prêts ◊ exercice de warrants ◊ autres : options sur action	
Total	63 291 752

5. Données complémentaires à fournir si le nombre de titres détenus est égal ou supérieur à 20 %
(art. 8, § 3, de l'A.R. du 10 mai 1989)

a. Description de la politique dans laquelle se situe l'acquisition ou la cession :

b. Nombre de titres acquis au cours des 12 mois précédant la présente déclaration et mode d'acquisition :

	nombre	mode d'acquisition
1. **Droits de vote effectifs afférents à des titres** • représentatifs du capital • non représentatifs du capital		
2. **Droits de vote futurs**, potentiels ou non, résultant de • droits et engagements à la conversion en ou à la souscription de titres à émettre, à savoir: ◊ conversion d'obligations ◊ conversion de prêts ◊ exercice de warrants ◊ autres (à détailler le cas échéant)		
• droits et engagements à l'acquisition de titres émis, à savoir : ◊ options ◊ warrants portant sur des titres émis ◊ engagements résultant d'un contrat ◊ autres (à détailler le cas échéant)		

6. Description, éventuellement sous forme d'organigramme, de la structure de contrôle de la ou des sociétés tenues à déclaration (facultatif)

Fait le 10 avril 2008 à Paris

... ...
(signature)

<u>**Annexes à transmettre uniquement à la Commission bancaire, financière et des assurances**</u> (obligatoires en vertu de l'art. 4, § 1er, alinéa 1er de la loi du 2 mars 1989) : les documents relatifs à l'opération (aux opérations) donnant lieu à déclaration.

END